March 3, 2005




Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  CSFB Asset Repackaging Depositor LLC
          Registration Statement No. 333-121295
          -------------------------------------

Ladies and Gentlemen:

     In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement No. 333-121295 be accelerated so that it may become effective by 4:00 p.m. on March 4, 2005 or as soon as possible thereafter.

                              Very truly yours,

                              CSFB ASSET REPACKAGING DEPOSITOR LLC


                              By:   /s/ Helena M. Willner
                                 ------------------------------------------

                                   Name:   Helena M. Willner
                                   Title:  President